Exhibit 99.1

PEMBINA PIPELINE CORPORATION

Form 51-102F4

BUSINESS ACQUISITION Report

Item 1	Identity of Company
1.1	Name and Address of Company

Pembina Pipeline Corporation ("Pembina")
4000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1

1.2	Executive Officer

The name and business telephone number of an executive officer of Pembina who is knowledgeable about the significant acquisition and this business acquisition report is:

Chris S. Scherman
Vice President, General Counsel and Corporate Secretary
Phone: (403) 231-7500

Item 2	Details of Acquisition
2.1	Nature of Business Acquired

On October 2, 2017, Pembina and Veresen Inc. ("Veresen") completed a court-approved plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement"), pursuant to which Pembina acquired all of the issued and outstanding common shares ("Veresen Common Shares") and preferred shares ("Veresen Preferred Shares") of Veresen, in accordance with the terms and conditions of the arrangement agreement dated May 1, 2017 between Pembina and Veresen (the "Arrangement Agreement"). Pursuant to the Arrangement, Veresen subsequently amalgamated with Pembina (the "Amalgamation" and, together with the Arrangement, the "Transaction") and continued under the name "Pembina Pipeline Corporation".

Veresen was, prior to the completion of the Transaction, a publicly traded corporation based in Calgary, Alberta, that owned and operated energy infrastructure assets across North America. Veresen was engaged in two principal businesses: (i) a pipeline transportation business comprised of interests in three pipeline systems: (a) a 50% interest in the Alliance Pipeline, a regulated, integrated pipeline system consisting of a natural gas mainline pipeline that transports natural gas and natural gas liquids from northeastern British Columbia, northwestern Alberta and the Bakken to delivery points near Chicago, Illinois, a series of lateral pipelines located in Canada, the Tioga Lateral pipeline in North Dakota and related infrastructure; (b) a 50% convertible preferred interest in the Ruby Pipeline, a natural gas transmission pipeline that runs from the Opal hub in Wyoming to the Malin hub in Oregon; and (c) a 100% interest in the Alberta Ethane Gathering System ("AEGS"), a liquids pipeline that transports ethane from various ethane extraction plants to petrochemical complexes located near Joffre and Fort Saskatchewan, Alberta; and (ii) a midstream business comprised of: (a) a 47% partnership interest in Veresen Midstream Limited Partnership, which owns assets in western Canada (including gas gathering pipelines, compression and gas processing plants in northeastern Alberta and northwestern British Columbia serving Montney region); (b) an ownership interest in Aux Sable (approximately 42.7% in Aux Sable US and 50% in Aux Sable Canada), which owns a world-class NGL extraction facility near Chicago and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada; and (c) transportation contracts on the Alliance Pipeline. Veresen was also actively developing a number of projects, including the Jordan Cove LNG export terminal proposed to be constructed in Coos Bay, Oregon, and the Pacific Connector Gas Pipeline proposed to originate in Malin, Oregon and terminate at the related Jordan Cove LNG export terminal, and the ethane storage facility currently under construction near Burstall, Saskatchewan.

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2.2	Acquisition Date

The Arrangement was completed effective October 2, 2017.

2.3	Consideration

Under the Arrangement, holders of Veresen Common Shares who elected to receive cash consideration received, on a pro-rated basis, an aggregate amount that equals (i) cash of approximately $6.4314, and (ii) approximately 0.2809 of a Pembina common share (each, a "Pembina Common Share"), multiplied by the number of Veresen Common Shares held by such holder of Veresen Common Shares. For certainty, a portion of such Veresen Common Shares was exchanged for cash and a portion for Pembina Common Shares pursuant to the terms of the Arrangement. Holders of Veresen Common Shares who elected to receive share consideration, or did not make an election, were not subject to pro-rationing and received 0.4287 of a Pembina Common Share for each Veresen Common Share held by them. The aggregate consideration paid by Pembina for the Veresen Common Shares under the Arrangement was comprised of an aggregate of 99,465,826 Pembina Common Shares and $1,522,501,087 in cash.

The cash portion of the consideration paid to Veresen Common Shareholders was funded through cash in hand and a draw down on Pembina's credit facility.

Under the Arrangement, holders of Veresen Preferred Shares received, for each Veresen Preferred Share, a preferred share (a "Pembina Exchange Preferred Share") of Pembina with substantially the same terms and conditions as the Veresen Preferred Shares exchanged by them. The Pembina Exchange Preferred Shares have been listed on the Toronto Stock Exchange under the symbols "PPL.PR.O", "PPL.PR.Q" and "PPL.PR.S".

2.4	Effect on Financial Position

Other than the changes occurring as a result of the Arrangement, Pembina does not have any current plans or proposals for material changes in its business affairs or the affairs of Veresen, which may have a significant effect on the financial performance and financial position of Pembina.

For information relating to the expected effects of the Arrangement on Pembina's financial performance and financial position, please refer to the unaudited pro forma consolidated financial statements referred to under Item 3 below and attached hereto as Schedule "A".

2.5	Prior Valuations

To the knowledge of Pembina, there has been no valuation opinion obtained within the last twelve months by Veresen or Pembina required by securities legislation or a Canadian exchange or market to support the consideration paid by Pembina in connection with the Arrangement.

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2.6	Parties to Transaction

The Arrangement was not with an "informed person", "associate" or "affiliate" (each as defined under applicable Canadian securities laws) of Pembina.

2.7	Date of Report

October 26, 2017

Item 3	Financial Statements and Other Information

The following financial statements of Veresen, together with the notes thereto, filed with the securities commissions or similar authorities in each of the provinces of Canada and available under Pembina's profile at www.sedar.com, are specifically incorporated by reference in, and form a part of, this business acquisition report:

(i)	the audited consolidated financial statements of Veresen as at and for the years ended December 31, 2016 and December 31, 2015, together with the notes thereto and the auditors' report thereon; and
(ii)	the unaudited consolidated interim financial statements of Veresen as at and for the three and six months ended June 30, 2017 and June 30, 2016, together with the notes thereto.

Attached as Schedule "A" to this business acquisition report are the following pro forma financial statements:

(i)	the unaudited pro forma consolidated statement of financial position as at June 30, 2017; and
(ii)	the unaudited pro forma consolidated statement of earnings for the year ended December 31, 2016 and for the six months ended June 30, 2017, including pro forma earnings per share calculations.

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SCHEDULE "A"

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(attached)

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PEMBINA PIPELINE CORPORATION

Unaudited Pro Forma Condensed Combined Statement of Financial Position

As at June 30, 2017

	Historical		Pro Forma	Note 4	Combined
	Pembina	Veresen(1)	Adjustments	Reference(s)	Pro Forma
(in millions of Cdn dollars)
Assets
Current Assets
Cash and cash equivalents	53	191	(37)	b(iv)	207
Trade receivable and other	386	14			400
Distributions receivable	-	56			56
Derivative financial instruments	9	-			9
Inventory	100	-			100
Assets held for sale	-	368			368
Total current assets	548	629	(37)		1,140
Non-current assets
Property, plant and equipment	12,402	320	12	b(iii)	12,734
Intangible assets and goodwill	2,815	45	3,630	b(i)	6,490
Investments in jointly-controlled businesses	129	1,497	1,768	b(i),b(ii),b(iii)	3,394
Investments held at cost	-	1,768	(1,768)	b(ii)
Deferred tax assets	26	-			26
Other receivables	11	5			16
Total Assets	15,931	4,264	3,605		23,800
Liabilities
Current liabilities
Trade payables and accrued liabilities	666	44	75	b(iv)	785
Taxes payable	8	6			14
Dividends payable	68	26			94
Loans and borrowings	6	4			10
Derivative financial instruments	24	-			24
Liabilities associated with assets held for sale	-	19			19
Total current liabilities	772	99	75		946
Non-current liabilities
Loans and borrowings	4,716	1,082	1,555	b(i)	7,353
Convertible debentures	93	-			93
Derivative financial instruments	39	-			39
Employee benefits	54	-			54
Deferred revenue	112	-			112
Decommissioning provision	487	-	12	b(iii)	499
Deferred tax liabilities	1,215	244	(30)	b(v)	1,429
Other liabilities		50			50
Total Liabilities	7,488	1,475	1,612		10,575
Equity
Common share capital	9,056	3,482	874	b(i)	13,412
Preferred share capital	1,508	536	(28)	b(i)	2,016
Deficit	(2,105)	(1,455)	1,373	b(i), b(iv),b(vi)	(2,187)
Additional paid in capital	-	28	(28)	b(i)
Accumulated other comprehensive income (loss)	(16)	198	(198)	b(i)	(16)
Total Equity	8,443	2,789	1,993		13,225
Total Liabilities and Equity	15,931	4,264	3,605		23,800
(1)	The financial information in this column has been derived from Veresen's historical financial statements as at June 30, 2017 with certain reclassifications as described in further detail in Note 6.

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information, which are an integral part of this pro forma financial information.

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PEMBINA PIPELINE CORPORATION

Unaudited Pro Forma Condensed Combined Statement of Earnings

For the year ended December 31, 2016

	Historical		Pro Forma	Note 4	Combined
	Pembina(1)	Veresen(1)	Adjustments	Reference(s)	Pro Forma
(in millions of Cdn dollars)
Revenue	4,265	53			4,318
Cost of sales	3,193	29			3,222
Loss on commodity related financial derivative instruments	(71)	-			(71)
Gross Profit	1,001	24			1,025
General and administrative	195	52			247
Other income	(1)	-			(1)
Project development	-	133			133
Results from operating activities	807	(161)			646
Asset impairment loss	-	103	(103)	c(iv)
Net finance costs	153	37	27	c(ii), c(iii)	217
Earnings (loss) before equity income and income tax	654	(301)	(76)		429
Equity income	1	149	71	c(iii), c(v), c(vi),c(vii)	221
Dividend income	-	121	(121)	c(v)
Earnings (loss) before income tax	655	(31)	26		650
Current tax expense	50	11	(10)	c(viii)	51
Deferred tax expense (recovery)	139	(51)	21	c(viii)	109
Income tax expense	189	(40)	11		160
Earnings for the year	466	9	15		490
Discontinued operations income (loss)	-	(3)			(3)
Earnings for the year	466	6	15		487
(1)	The financial information in this column has been derived from Pembina and Veresen's historical financial statements for the year ended December 31, 2016 with certain reclassifications as described in further detail in Note 6.

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information, which are an integral part of this pro forma financial information.

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PEMBINA PIPELINE CORPORATION

Unaudited Pro Forma Condensed Combined Statement of Earnings

For the six months ended June 30, 2017

	Historical		Pro Forma	Note 4	Combined
	Pembina	Veresen(1)	Adjustments	Reference(s)	Pro Forma
(in millions of Cdn dollars)
Revenue	2,651	28			2,679
Cost of sales	2,012	15			2,027
Gain on commodity related financial derivative instruments	18	-			18
Gross Profit	657	13			670
General and administrative	123	25			148
Other (income) expense	(3)	8	(8)	c(i)	(3)
Project development	-	42			42
Results from operating activities	537	(62)	(8)		483
Net finance costs	63	23	13	c(ii), c(iii)	99
Earnings (loss) before equity income and income tax	474	(85)	(5)		384
Equity income	-	111	51	c(iii), c(v), c(vi), c(vii)	162
Dividend income	-	60	(60)	c(v)
Earnings (loss) before income tax	474	86	(14)		546
Current tax expense	27	5	(5)	c(viii)	27
Deferred tax expense	108	13	(1)	c(viii)	120
Income tax expense	135	18	(6)		147
Earnings for the period	339	68	(8)		399
Discontinued operations income	-	142			142
Earnings for the period	339	210	(8)		541
(1)	The financial information in this column has been derived from Veresen's historical financial statements for the six months ended June 30, 2017 with certain reclassifications as described in further detail in Note 6.

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information, which are an integral part of this pro forma financial information.

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PEMBINA

NOTES TO UNAUDITED PROFORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in millions of Cdn dollars, except as otherwise noted)

Note 1 Description of the Arrangement

On October 2, 2017, Pembina and Veresen Inc. ("Veresen") completed a court-approved plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement"), pursuant to which Pembina acquired all of the issued and outstanding common shares ("Veresen Common Shares") and preferred shares ("Veresen Preferred Shares") of Veresen, in accordance with the terms and conditions of the arrangement agreement dated May 1, 2017 between Pembina and Veresen (the "Arrangement Agreement"). Pursuant to the Arrangement, Veresen subsequently amalgamated with Pembina (the "Amalgamation" and, together with the Arrangement, the "Transaction") and continued under the name "Pembina Pipeline Corporation".

The pro forma financial information described below gives pro forma effect to the Arrangement in accordance with Section 8.4(7) of NI 51-102 by applying pro forma adjustments to Veresen's and Pembina's historical consolidated financial statements. The pro forma financial information has been derived from the respective historical consolidated financial statements of Veresen and Pembina, along with certain adjustments and assumptions made to give effect to the Arrangement. Adjustments in accordance with NI 51-102 include only adjustments to conform Veresen's financial statement amounts to Pembina's accounting policies and adjustments for those pro forma events that are (a) directly attributable to the Arrangement for which there are firm commitments and (b) for which the complete financial effects are objectively determinable. No adjustments have been made to eliminate non-recurring effects of the Arrangement that are not expected to continue in future periods, or to eliminate discontinued operations or adjust the related assets or liabilities associated with assets held for sale. The pro forma adjustments are based upon available information and certain assumptions that management of Pembina each believe are reasonable under the circumstances.

The Arrangement is more particularly described and set forth in the Business Acquisition Report accompanying the pro forma financial information.

Note 2 Basis of Presentation

The pro forma financial information gives pro forma effect to the Arrangement in accordance with Section 8.4(7) of NI 51-102 by applying pro forma adjustments to Veresen's and Pembina's historical consolidated financial statements, which are incorporated by reference into the Business Acquisition Report. The pro forma financial information has been derived from the respective historical consolidated financial statements of Veresen and Pembina, along with certain adjustments and assumptions made to give effect to the Arrangement. Adjustments in accordance with NI 51-102 include only adjustments to conform Veresen's financial statement amounts to Pembina's accounting policies and adjustments for those pro forma events that are (a) directly attributable to the Arrangement for which there are firm commitments and (b) for which the complete financial effects are objectively determinable. No adjustments have been made to eliminate non-recurring effects of the Arrangement that are not expected to continue in the statement of earnings in future periods, to eliminate discontinued operations and the related assets or liabilities associated with assets held for sale. The pro forma adjustments are based upon available information and certain assumptions that management of Pembina each believes are reasonable under the circumstances.

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The pro forma financial information combines and provides the following:

Historical Information of Veresen and Pembina	Historical Dates and Giving Effect	Resulting Information
Consolidated statements of financial position	As of June 30, 2017	Unaudited pro forma condensed combined statement of financial position, referred to as the pro forma statement of financial position
Consolidated statements of earnings	For the year ended December 31, 2016; and for the six months ended June 30, 2017	Unaudited pro forma condensed combined statements of earnings, referred to as the pro forma statements of earnings. Fair value adjustments to net assets acquired at June 30, 2017 have been applied to an assumed acquisition date of January 1, 2016 for purposes of the pro forma statements of earnings

The pro forma financial information is presented for illustrative purposes only and does not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, further acquisitions or disposals not yet known or probable, or impacts of Arrangement-related change in control provisions that are currently not factually supportable and/or probable of occurring. Therefore, the pro forma condensed combined financial information is presented for informational purpose only and is not necessarily indicative of what Pembina's actual financial condition or results of operations would have been had the Arrangement been completed on the date indicated, nor does it purport to project Pembina's future financial position or results of operations for any future period or as of any future date. Accordingly, the combined business, assets, results of operations and financial condition may differ significantly from those indicated.

The pro forma financial information should be read in conjunction with Veresen's historical financial statements and Pembina's historical financial statements. Veresen's historical financial statements have been adjusted to reclassify line items to conform to Pembina's presentation. Additional reclassifications may be necessary on recognition of the Arrangement.

The Arrangement has been accounted for in the pro forma financial information using the acquisition method under International Financial Reporting Standard 3 - Business Combinations ("IFRS 3") of the International Accounting Standards Board ("IASB"). Pembina is the acquiring entity for accounting purposes.

At the date of preparation of this pro forma financial information, certain pro forma adjustments have been made as identified herein. See Note 4 for further details.

Note 3 Significant Accounting Policies

The accounting policies used in the preparation of the pro forma financial information are those set out in Pembina's audited consolidated financial statements as at and for the year ended December 31, 2016, which were prepared in accordance with International Financial Reporting Standards as issued by the IASB ("IFRS"). Veresen's audited consolidated financial statements as at and for the year ended December 31, 2016 were prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP"). The pro forma financial information has been prepared based on the historical financial statements of Veresen and Pembina. For the purposes of this pro forma financial information, Pembina completed a review of potential adjustments needed to conform Veresen's historical financial statements to Pembina's and concluded that there were adjustments required to conform Veresen's financial statements from US GAAP to IFRS ("IFRS adjustments"). Upon recognition of the Arrangement, Pembina will perform a further review and comparison of the accounting policies of Veresen and Pembina. From that review, Pembina may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the financial statements of Pembina.

Certain reclassifications were made to align the presentation of Veresen's historical financial statements with Pembina's current presentation, as set out in Note 6. The reclassifications have no impact on the historical statements of income of Veresen and accordingly no impact on the pro forma statements of earnings of Pembina.

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Note 4 Pro Forma Adjustments

(a)	Pro Forma Purchase Price and Purchase Price Allocation

At the date of preparation of this pro forma financial information, certain pro forma adjustments have been made as identified herein; however, the fair values of Veresen's identifiable assets and liabilities to be assumed and the full impact of applying acquisition accounting have not been fully determined. After reflecting the pro forma adjustments made herein, the excess of the purchase consideration over the adjusted book values of Veresen's net assets has been presented as goodwill. It is expected that following recognition of the Arrangement and once detailed valuations and related calculations are completed, a material portion of the amount allocated to goodwill will be attributable to property, plant and equipment, investments in jointly-controlled businesses, intangible assets, other assets and liabilities and related deferred income tax balances. Some property, plant and equipment and intangible assets are expected to be finite-lived and accordingly subject to amortization. The actual amount assigned to the fair values of the identifiable assets and liabilities acquired will result in changes to earnings in periods subsequent to the Arrangement, and those changes could be material.

Details of the Arrangement are as follows

Pembina shares issued in the Arrangement (millions of shares)	99.5
Pembina closing share price as at September 29, 2017 (dollars)	43.78

Arrangement consideration, pro forma net assets acquired and goodwill:

($millions)
Pembina share consideration	4,356
Pembina cash consideration	1,523
Pembina preferred shares issued to replace Veresen preferred shares	508
Total Arrangement consideration	6,387
Veresen net assets as at June 30, 2017, per Veresen's historical financial statements	2,789
Fair value adjustments
Increase long-term debut to fair value as at June 30, 2017	32
Fair value of Veresen net assets acquired	2,757
Calculated pro forma Arrangement goodwill	3,630
6,387

(b)       Pro Forma Statement of Financial Position

The pro forma statement of financial position as at June 30, 2017 has been adjusted to give effect to the consummation of the Arrangement and exchange of Veresen preferred shares to Pembina preferred shares with the same terms and conditions, as if it had occurred on June 30, 2017. The following pro forma adjustments and IFRS adjustments were made:

(i)	Certain liabilities have been adjusted to fair values as described in Note 4(a). The pro forma excess of the Arrangement consideration over the fair value of Veresen's assets and liabilities has been recorded as goodwill.
(ii)	Veresen’s Investments held at cost of $1,768 million as of June 30, 2017 related to the Ruby Pipeline preferred interest have been recorded as Investments in jointly-controlled businesses.
(iii)	Asset retirement obligations ("ARO") under IFRS have been estimated for Veresen's property, plant and equipment resulting in an increase of $12 million to both decommissioning provision and property, plant and equipment. An ARO adjustment of $257 million relating to property, plant and equipment owned by entities accounted for as Investments in jointly controlled businesses has resulted in an increase and corresponding decrease to Investments in jointly controlled businesses.
(iv)	Change in control payments of $79 million related to compensation of which $75 million was accrued in trade payables and accrued liabilities based on estimates by Pembina management and $4 million was incurred as at June 30, 2017. Transaction costs of $41 million was estimated of which $37 million was adjusted to cash and $4 million was incurred as at June 30, 2017.

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(v)	Adjustment to deferred income tax liabilities consists of the income tax effects related to change in control payments related to executive compensation ($21 million) and transaction costs expected to be incurred by Veresen and Pembina ($9 million).
(vi)	In addition to (i), adjustment to deficit consists of the after income tax effects for compensation and transaction expenses ($82 million).

(c)       Pro Forma Statements of Earnings

The pro forma statements of earnings for the year ended December 31, 2016 and the six months ended June 30, 2017 have been adjusted to give effect to the consummation of the Arrangement as if it had occurred on January 1, 2016. The following pro forma adjustments were made:

(i)	Transaction costs of $4 million and change in control payments of $4 million for the six months ended June 30, 2017 have been reversed as the costs have been recognized as of January 1, 2016 for the purposes of the pro forma statement.
(ii)	The interest expense on cash drawn on Pembina's line of credit for payments to Veresen shareholders and change in control payments has been recorded. Net finance costs have been increased by $36 million for the year ended December 31, 2016 and $17 million for the six months ending June 30, 2017.
(iii)	The excess of the fair values of Veresen's long-term debt over their carrying values were amortized using the effective interest method over the remaining terms of the long-term debt. Decreased finance costs of $9 million and $4 million were recorded for the year ended December 31, 2016 and for the six months ended June 30, 2017, respectively.

The excess of the fair values of the long-term debt held by Veresen's jointly controlled businesses over the carrying values was amortized using the effective interest method over the remaining terms of the long-term debt. Decreased finance costs of $12 million and $6 million were recorded for the year ended December 31, 2016 and for the six months ended June 30, 2017, respectively as adjustments to equity income.

(iv)	The Ruby pipeline impairment of $103 million for the year ended December 31, 2016 has been reversed as the fair value of the asset at June 30, 2017 has been recognized as at January 1, 2016 for purposes of the pro forma statements.
(v)	The Ruby pipeline has been accounted for as an equity investment for the purposes of the pro forma statements. The Ruby equity interest consists of 50% voting unit ownership in the Ruby pipeline with preferential rights to dividends and distributions. Equity income of $70 million and $51 million has been recognized for the year ended December 31, 2016 and for the six months ended June 30, 2017, net of depreciation expense incurred of $70 million and $35 million and other expenses in those respective periods. The preferential dividend income of $121 million and $60 million for the year ended December 31, 2016 and six months ended June 30, 2017, respectively has been derecognized.
(vi)	Equity income has been adjusted for accretion expense relating to ARO adjustments of $5 million and $2 million recorded for the year ended December 31, 2016 and for the six months ended June 30, 2017, respectively.
(vii)	Equity income has been adjusted for depreciation of property, plant and equipment of $6 million and $3 million recognized for the year ended December 31, 2016 and for the six months ended June 30, 2017, respectively.
(viii)	Enacted or substantively enacted Canadian tax rate of 27% and US rate of 40% was used to determine the income tax effect of the above pro forma adjustments. The enacted or substantively enacted tax rate could be different than the tax rates assumed for the purpose of preparing this pro forma financial information.

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Note 5 Earnings per Share Information

Pro forma net earnings per share

	Year Ended December 31, 2016	Six Months Ended June 30, 2017
Basic net earnings per share (1)
Net earnings attributable to shareholders - basic (millions)	$414	$502
Weighted average shares - basic (millions)	487	499
Net earnings per share - basic (dollars)	$0.85	$1.01
Diluted net earnings per share (1)
Net earnings attributable to shareholders - diluted (millions)	$414	$502
Weighted average shares - diluted (millions)	487	506
Net earnings per share - diluted (dollars)	$0.85	$0.99

(1) Net earnings per share calculations are based on dollar amounts rounded to the nearest million and share amounts rounded to the nearest ten thousand.

Note 6 Reclassification

The following reclassifications were made to Pembina's historical financial statements:

(a)	Pembina's Consolidated Statement of Financial Position: Equity accounted investment has been recast on the balance sheet as Investments in jointly-controlled businesses.
(b)	Pembina's Statements of Earnings: Share of profit from equity accounted investees has been recast as equity income.

The following reclassifications were made to align the presentation of Veresen's historical financial statements with Pembina's current presentation. The reclassifications have no impact on the historical net earnings of Veresen.

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PEMBINA PIPELINE CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS RECLASSIFICATIONS

For the year ended December 31, 2016

UNAUDITED

	Veresen	Reclassification Amounts	Amount after Reclassification	Reference
(in millions of Cdn dollars)
	2016		2016
Revenue	-	53	53	1
Equity income	149	(149)		2
Dividend income	121	(121)		3
Operating revenues	53	(53)		1
Operations and maintenance	24	(24)		4
Cost of sales	-	24	29	4
		5		8
General and administrative	38	(38)		5
Impairment loss	103	(103)		6
Project development	133	(133)		7
Depreciation and amortization	19	(19)		8
Interest and other finance	39	(39)		9
Foreign exchange and other	2	(2)		10
Gross profit (loss)	(31)	55	24

General and administrative	-	38	52	5
		14		8
Project development	-	133	133	7
Results from operating activities	(31)	(130)	(161)

Impairment loss	-	103	103	6
Finance costs	-	39	37	9
		(2)		10
Earnings (loss) before equity income, dividend income and income tax	(31)	(270)	(301)
Equity income	-	149	149	2
Dividend income	-	121	121	3
Earnings (loss) before income tax	(31)		(31)

Current taxes	11		11
Deferred taxes (recovery)	(51)		(51)
Income taxes	(40)		(40)

Earnings for the year ended before discontinued operations	9		9
Discontinued operations loss	(3)		(3)
Earnings for the year	6		6

1	Operating revenues of $53 million to revenue
2	Equity income $149 million from gross profit (loss) to earnings before income tax
3	Dividend income $121 million from gross profit (loss) to earnings before income tax
4	Operations and maintenance $24 million to cost of sales
5	General and administrative $38 million from gross profit (loss) to results from operating activities
6	Impairment loss $103 million from gross profit (loss) to earnings (loss) before equity income, dividend income and income tax
7	Project development $133 million from gross profit (loss) to results from operating activities
8	Depreciation and amortization of $19 million to general and administrative ($14 million) and cost of sales ($5 million)
9	Interest and other finance $39 million to finance costs
10	Foreign exchange and other income of $2 million to finance costs

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PEMBINA PIPELINE CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS RECLASSIFICATIONS

For the six month period ended June 30, 2017

UNAUDITED

	Veresen	Reclassification Amounts	Amount after Reclassification	Reference
(in millions of Cdn dollars)
	2017		2017
Revenue		28	28	1
Equity income	111	(111)		2
Dividend income	60	(60)		3
Operating revenues	28	(28)		1
Operations and maintenance	13	(13)		4
Cost of sales	-	13	15	4
		2		7
General and administrative	18	(18)		5
Project development	42	(42)		6
Depreciation and amortization	9	(9)		7
Interest and other finance	22	(22)		8
Foreign exchange and other	1	(1)		9
Gross profit	94	(81)	13

General and administrative	-	7	25	7
		18		5
Project development	-	42	42	6
Other expense	-	8	8	10
Transaction costs	8	(8)		10
Results from operating activities	86	(148)	(62)
Finance costs		22	23	8
		1		9
Earnings (loss) before equity income, dividend income and income tax	86	(171)	(85)
Equity income	-	111	111	2
Dividend income	-	60	60	3
Earnings before income tax	86		86

Current taxes	5		5
Deferred taxes	13		13
Income taxes	18		18

Earnings for the period ended before discontinued operations	68		68
Discontinued operations income	142		142
Earnings for the period	210		210

1	Operating revenues of $28 million to revenue
2	Equity income $111 million from gross profit to earnings before income tax
3	Dividend income $60 million from gross profit to earnings before income tax
4	Operations and maintenance $13 million to cost of sales
5	General and administrative $18 million from gross profit to results from operating activities
6	Project development $42 million from gross profit to results from operating activities
7	Depreciation and amortization of $9 million to general and administrative ($7 million) and cost of sales ($2 million)
8	Interest and other finance $22 million to finance costs

9 Foreign exchange and other $1 million to finance costs

10 Transaction costs of $8 million to other expense

15

PEMBINA PIPELINE CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION RECLASSIFICATIONS

As at June 30, 2017

UNAUDITED

	Veresen	Reclassification Amounts	Amount after Reclassification	Reference
(in millions of Cdn dollars)	30 June		30 June
	2017		2017
ASSETS
Current Assets
Cash and cash equivalents	191		191
Accounts receivable and other	14	(14)		1
Trade receivable and other	-	14	14	1
Distributions receivable	56		56
Assets held for sale	368		368
Total current assets	629		629
Non-current assets
Property, plant & equipment	320		320
Intangible assets and goodwill	-	45	45	2
Investments in jointly-controlled businesses	1,497		1,497
Investments held at cost	1,768		1,768
Intangible assets	45	(45)		2
Due from jointly-controlled businesses	3	(3)		3
Other assets	2	(2)		3
Other receivables	-	5	5	3
TOTAL ASSETS	4,264		4,264

LIABILITIES
Current liabilities
Accounts payable and other	45	(45)		4
Deferred revenue	5	(5)		5
Trade payables and accrued liabilities	-	45	44	4
		5		5
		(6)		6
Taxes payable	-	6	6	6
Dividends payable	26		26
Loans and borrowings	-	4	4	7
Current portion of long-term senior debt	4	(4)		7
Liabilities associated with assets held for sale	19		19
Total current liabilities	99		99
Non-current liabilities
Loans and borrowings	-	1,082	1,082	8
Long-term senior debt	1,082	(1,082)		8
Deferred tax liabilities	244		244
Other long term liabilities	50	(50)		9
Other liabilities		50	50	9
Total Liabilities	1,475		1,475

EQUITY
Common share capital	3,482		3,482
Preferred share capital	536		536
Deficit	(1,455)		(1,455)
Additional paid-in capital	28		28
Accumulated other comprehensive income	198		198
Total Equity	2,789		2,789
TOTAL LIABILITIES & EQUITY	4,264		4,264

1	Accounts receivable of $14 million to trade receivable and other
2	Intangible assets of $45 million to intangible assets and goodwill
3	Due from jointly-controlled businesses ($3 million) and other assets ($2 million) to other receivables
4.	Accounts payable and other of $45 million to trade payables and accrued liabilities
5	Deferred revenue of $5 million to trade payables and accrued liabilities
6	Taxes payable of $6 million from accounts payable and other
7	Current portion of long-term senior debt of $4 million to loans and borrowings (current portion)
8	Long-term senior debt of $1,082 million to loans and borrowings
9	Other long term liabilities of $50 million to other liabilities